UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2 )*

Aspen Group, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

04530L104
(CUSIP Number)
December 31, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	04530L104	Page 2 of 3

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)		LEON G. COOPERMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		United States
NUMBER OF SHARES	5	SOLE VOTING POWER	8,000,000
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	-0-
EACH REPORTING	7	SOLE DISPOSITIVE POWER	8,000,000
PERSON WITH:	8	SHARED DISPOSITIVE POWER	-0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		8,000,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		7.11%
12	TYPE OF REPORTING PERSON		IN

CUSIP No.	038923108	Page 3 of 3

This Amendment No. 2 relates to the common stock of Aspen Group, Inc.  It amends the Schedule 13G filed June September 8, 2014 and, the Schedule 13G/A No. 1 filed September 15, 2014. Unless otherwise stated herein, the original Schedule 13G, as previously amended, remains in full force and effect. Terms used therein and not defined herein shall have the meanings ascribed thereto in the original Schedule 13G.

Item 4.	Item 4 is hereby amended and restated in its entirety as follows:
(a) (b) Amount beneficially owned and Percent of Class:

Mr. Cooperman owns 8,000,000 Shares, which constitutes approximately 7.11 % of the total number of Shares outstanding.

	(c)	Number of shares as to which such person has:

(i)
Sole power to vote or to direct the vote

8,000,000
(ii)
Shared power to vote or to direct the vote

-0-
(iii)
Sole power to dispose or to direct the disposition of

8,000,000
(iv)
Shared power to dispose or to direct the disposition of

-0-

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: January 23, 2015 as of December 31, 2014

LEON G. COOPERMAN

By: /s/ ALAN M. STARK

Alan M. Stark

Attorney-in-Fact

Duly authorized under POA effective as of March 1, 2013 and filed on May 20, 2013.